CERTIFICATE OF QUALIFIED PERSON Alexandra J. Kozak, P.Eng. AMEC Americas Limited 111 Dunsmuir Street, Suite 400 Vancouver, BC Tel: (604) 664-4578 Fax: (604) 664-3057 alexandra.kozak@amec.com

I, Alexandra J. Kozak, P.Eng., am employed as Manager, Process Engineering with AMEC Americas Limited.

This certificate applies to the technical report entitled “Nevsun Resources Limited, Bisha Polymetallic Operation Eritrea, Africa, NI 43-101 Technical Report” (the “Technical Report”), dated 1 January 2011.

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia (APEGBC). I graduated from the University of Alberta with a Bachelor of Science degree in Mineral Process Engineering in 1985.

I have practiced my profession continuously since 1985 and have been involved in operations in Canada and Guyana and preparation of scoping, pre-feasibility, and feasibility level studies for gold, base metals and diamond properties in Canada, United States, Peru, Mexico, Mongolia, Ghana, and New Guinea. I am currently a Consulting Engineer and have been so since September 1996.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I have not visited the Bisha Polymetallic Operation (the “Project).

I am responsible for Sections 16 and 18.2 to 18.3 and those portions of the Summary, Conclusions and Recommendations that pertain to those sections of the Technical Report.

I am independent of Nevsun Resources Limited as independence is described by Section 1.4 of NI 43–101.

I have been involved with the Project since November 2010 as part of preparation of this Technical Report.

I have read NI 43–101 and this Technical Report has been prepared in compliance with that Instrument.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

“Signed and sealed” Alexandra J. Kozak, P.Eng. Dated: 28 March 2011

AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel (604)	664-3030
Fax (604)	664-3057	www.amec.com